Exhibit 23.3

The Board of Directors and Shareholders

Coeur Mining, Inc.:

We consent to the use of our report dated February 21, 2013, except as to note 26, which is as of September 12, 2013, with respect to the consolidated balance sheets of Coeur d’Alene Mines Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Billings, Montana

September 12, 2013